BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

BC Company Summary

For

ALMADEN MINERALS LTD.

Date and Time of Search:	**March 06, 2006 12:27 PM Pacific Time**
Currency Date:	January 20, 2006

ACTIVE

Incorporation Number:	BC0641366		
Name of Company:	ALMADEN MINERALS LTD.		
Recognition Date:	February 01, 2002 as a result of an Amalgamation	**In Liquidation:**	No
Last Annual Report Filed:	February 01, 2005	**Receiver:**	No

AMALGAMATING CORPORATION(S) INFORMATION

Name of Amalgamating Corporation	Incorporation Number in BC
ALMADEN RESOURCES CORPORATION	BC0216879
FAIRFIELD MINERALS LTD.	BC0284055

REGISTERED OFFICE INFORMATION

Mailing Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

Delivery Address:
1185 WEST GEORGIA STR
SUITE 1550
VANCOUVER BC V6E 4E6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
CARLSON, GERALD

Mailing Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Delivery Address:
1740 ORCHARD WAY
WEST VANCOUVER BC V7V4E8

Last Name, First Name, Middle Name:
LORIMER, DONALD M.

Mailing Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Delivery Address:
2548 WALLACE CRESCENT
VANCOUVER BC V6R3V4

Last Name, First Name, Middle Name:
MCCLEARY, JOHN

Mailing Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Delivery Address:
101 228, 26TH AVENUE S.W.
CALGARY AB T2S3C6

Last Name, First Name, Middle Name:
MCINNES, JAMES

Mailing Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Delivery Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Last Name, First Name, Middle Name:
MONTGOMERY, JOSEPH

Mailing Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Delivery Address:
8606 FREMLIN STREET
VANCOUVER BC V6P3X3

Last Name, First Name, Middle Name:
POLIQUIN, DUANE

Mailing Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Delivery Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Last Name, First Name, Middle Name:
POLIQUIN, MORGAN

Mailing Address:
2784 WEST 1ST AVE
VANCOUVER BC V6K 1H3
CANADA

Delivery Address:
2784 WEST 1ST AVE
VANCOUVER BC V6K 1H3
CANADA

OFFICER INFORMATION AS AT February 01, 2005

Last Name, First Name, Middle Name:
BITZER, DIONE
Office(s) Held: (CFO)

Mailing Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Delivery Address:
2242 - 154TH STREET
SURREY, B.C. V4A4S7

Last Name, First Name, Middle Name:
MCINNES, JAMES
Office(s) Held: (Secretary)

Mailing Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Delivery Address:
1201, 1835 MORTON AVENUE
VANCOUVER BC V6G1V3

Last Name, First Name, Middle Name:
POLIQUIN, DUANE
Office(s) Held: (President)

Mailing Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4

Delivery Address:
1987 ACADIA ROAD
VANCOUVER BC V6T1R4
